

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2007

Via Facsimile (540) 983-9468 and U.S. Mail

William R. Rakes, Esq.
Gentry Locke Rakes & Moore LLP
10 Franklin Road SE
Suite 800
Roanoke, VA 24011

> **Re:** **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2007 by the FNB Corporation Shareholders**
>   **Committee**
> **File No. 000-24141**

Dear Mr. Rakes:

We have reviewed the above-referenced filings and have the following comments.

General

1. We note your response to comment 1 and that a responsive filing is pending. Unless otherwise noted, our references to prior comments relate to our November 6 comment letter.

2. We note your response to comment 2. Please tell us how Mr. Clay referred to the shares sympathetic to the committee and whether you have considered disclosing correct information on that point and on the number of people who make up the committee.

Soliciting Materials

3. We note your response to comment 3.

    - Refer to the first and third bullet points which addressed the potential loss of jobs resulting from the transaction: given that the information upon which you are relying is more than eight months old, please confirm that you will make this clarification in future disclosure.

    - We disagree with you and believe the support provided relating to the disclosure described in the second bullet point of comment 3 does not in fact support your previous disclosure. Neither Mr. Muth nor Mr. Medlin made statements regarding the prospects of FNB. Please confirm that you will refrain from making similar statements in the future or that your future disclosure reflecting your opinions or beliefs will be properly supported.

4.   We reissue comment 4. We note that the copy of the referenced report provided to us is incomplete.

Revised Schedule 14A

Reasons to Vote "Against" the Proposed Merger, page 2

5.   We note the revision made in response to our prior comments 5 and 7 relating to the future plans of the committee for the company. Specifically, tell us supplementally how you arrived at the additional earnings of $5.9 million based on an increase in the loan-to-deposit ratio. What historical company figures were used?

6.   We note your response to comment 7. It is unclear how the report referenced in your response supports your disclosure. Please advise. Also, please include the Sandler presentation in your timeline of the transaction beginning on page 5. Finally, given that the Sandler presentation has not been filed as an exhibit by you or the company, please tell us how security holders can refer to it, as you instruct them to do on page 4.

Background of the Solicitation, page 5

7.   Relating to comment 4 above, we are unable to locate the opinions attributed to Davenport as of February 22, 2007 on page 5 of your proxy statement. Please advise or revise.

8.   Refer to our prior comment 8 as it referred to comment 6 in our initial comment letter and to comment 9 as it referred to the June 2007 presentation. Please revise your disclosure regarding the June 13, 2007 board meeting and Davenport presentation. We note that Davenport included several strategic alternatives in its presentation (page 16) and that it provided an evaluation of the current transaction (pages 42-43) in comparison to the alternatives described earlier in the presentation.

9.   We note the revisions made in response to comment 10. Please revise your disclosure further to state that (i) it is the recollection of committee members that the individual made those statements, and (ii) the statement was made on the same day the advisor provided a presentation to the company's board supporting

the current transaction.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions